Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

eLong, Inc:

We consent to the incorporation by reference in the registration statement on Form S-8 (No. 333-126381 ) of eLong, Inc. and subsidiaries of our report dated May 26, 2006, with respect to the consolidated balance sheets of eLong, Inc. as of December 31, 2004 and 2005, and the related consolidated statements of operations, shareholders’ equity and comprehensive income/(loss), and cash flows for each of the years in the three-year period ended December 31, 2005, which report appears in the December 31, 2005 annual report on Form 20-F of eLong, Inc.

KPMG

June 29, 2006